Invest in Solstar Space Company

Infrastructure Software Aerospace Space Iot

WiFi for astronauts (1st Internet Service Provider in space)

SOLSTARSPACE.COM SANTA FE NEW MEXICO





The commercial space industry is growing, and while other companies are focusing on building spacecraft, we identified a gap in the market for secure space communications. We want to satisfy our customer's needs by providing them with reliable connections to people and their valuable assets in space from take off to landing.

M. Brian Barnett Founder & CEO @ Solstar Space Company

Why you may want to invest in us...

1. Get in on the ground floor of an exciting commercial space co. that has already had 3 successful spaceflights
2. Solstar demonstrated the first commercial WiFi hotspot in space and Tweet from space.
3. Be able to watch future rocket launches with Solstar WiFi on-board, knowing you helped Solstar achieve its goals
4. Be a part of a company that is building a Space Wide Web that helps humanity become a multi-planetary species
5. Solstar has a Space Act Agreement with NASA to test internet, voice, and WiFi technologies in space
6. Founder has 30+ years of experience in the commercial space and satellite industries, including six years at NASA
7. Solstar has proprietary space communications technology
8. If the stars align as we intend, Solstar and its investors will prosper greatly together

Why investors ❤ us

WE'VE RAISED $645,754 SINCE OUR FOUNDING



I chose Solstar Space Company because of the domain expertise of the team. Brian has 30 years of experience in commercial space industry. Mark has a PhD in aerospace engineering and executive experience with Google. Jon has experience is creating multiple streams of revenue and growing value for investors. Their combine expertise will be vital to the success of Solstar.

I like where the commercial space industry is heading. Billions of dollars are being invested in space related technology. For space opportunities to come to fruition, a reliable communication network in space is needed. I believe the Solstar team is ready to solve this need.

Emmanuel Thomas Radiology Technical Director at Stony Brook Medicine

LEAD INVESTOR | INVESTING $1,000 THIS ROUND & $500 PREVIOUSLY



I have always felt there is so much to explore in space. if I could part of the next gen to make it happen I am all for it. Plus as a minority and a woman I want to show my family how to grow wealth.

Frances Joan White



It's time to meet the next generation through space, SpaceX has men in orbit, may your equipment be part of their launches.

Michelle Laucke

Quality engineer, multi-business owner, published children's book author, with Master's Degree in Engineering Management

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



M. Brian Barnett

Founder & CEO

As a serial entrepreneur, I have invested and risked millions of my own money starting, growing, closing, and re-building satellite and space companies. And I've worked at NASA and KPMG. I will be an honest and wise steward of our investors' money.



Mark Matossian

Co-Founder and Rocket Scientist

Operations executive, business process re-engineering, contract negotiations, PhD in operations and aerospace engineer with 25 years in Silicon Valley; long time executive for Google.



Jon Cunningham

Chief Financial Officer

Jon is a seasoned management/financial consultant with over 27 years of hands-on experience in launching new businesses, diversifying revenue lines and growing overall enterprise value for founders, shareholders and employees within



Charles D. Walker

Advisor

World's First Commercial Astronaut, Career in the aerospace industry since 1977. Astronaut on three Space Shuttle flights.



Paul Frey

Space and Ground Operations Manager

An experienced Program Manager and GIS/Remote Sensing professional with advanced technical skills and a proven ability to manage complex operations. Silicon Valley experience and longtime employee at Google, Terra Bella, and YouTube,



Ian Kelly

Senior Programmer

Played key role in achieving first Commercial WiFi in Space. Many years with multiple Silicon Valley Startups.



Charlie Whetsel

Senior Linux Programmer

Sr. Site Reliability Engineer-Linkedin, Skilled in Linux Admin, Programming, Integration. Many years as senior programer at LinkedIn and other Silicon Valley startups.



Stephen Barnett

Payload Integration Specialist

Played key role in WiFi-to-Space success. Currently studying business at the University of NM. Stephen started supporting Solstar since its earliest stages.

In the news

Downloads

July 27 2020 Solstar Pitch Deck Wefunder.pdf

Providing the first-ever Commercial WiFi in Space — Making History.


Solstar Space - WiFi for astronauts (1st Internet Service Pro...
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Solstar
@SolstarOFFICIAL

What a view of Planet Earth. Brought to you live from Space – this tweet from Solstar's Space Communicator on board #NewShepard ! Connecting People and Things in Space to Earth #WiFiInSpace

8:14 AM - 18 Jul 2018

We flew our Schmitt Space Communicator SC-1x prototype onboard Blue Origin's rocket 'New Shepard' on April 29th, and again on July 18, 2018. On the rocket's ascent, a Tweet sent via the onboard Solstar WiFi equipment connected to our satellites and became the first commercial Tweet posted from space.

Both times we were able to demonstrate our WiFi hot spot service inside the crew capsule that can be used by WiFi-enabled payloads and payload specialists. We made history, and our Schmitt Space Communicator has been accessioned into the Smithsonian's National Air and Space Museum's collection.

There is no commercial Internet Service in space.

Private researchers and companies on earth can't communicate with space assets in a modern, convenient manner (like with their smartphones, tablets or laptops).



Solstar is the first commercial Internet Service Provider (ISP) for outer space.

Solstar's high-speed, reliable, and easy-to-use space communications platform leverages the latest commercial satellite networks. The company's routers, WiFi hotspots, and satellite space communicators deliver internet to your desktop with 24/7 customer care.



Solstar CEO M. Brian Barnett with NASA Administrator Jim Bridenstine (March 2020)

We flew *twice* with Blue Origin's spaceship.


UE ORIGIN

Solstar Team with New Shepard Crew Capsule Celebrating First Commercial Wi-Fi in Space (photo courtesy of Blue Origin)

Our three successful spaceflights have positioned Solstar as the market leader.



#TextsToSpace
November 2013



Photo courtesy Blue Origin
First Commercial WiFi/Tweet in Space
April 29, 2018


Solstar WiFi Hotspot Inside!

Photo courtesy Blue Origin
Internet connection from Launch to Landing
July 18, 2018

The opportunity

The only place in space with Internet is on the International Space Station and can only be used by a few people using government-owned satellites (TDRSS). NASA is retiring its own satellites and wants to purchase commercial satellite communications services. Solstar is in the prime position to provide these services to NASA.



NASA TDRSS Satellite (aging, to be retired)



Solstar communication services can ensure mission success.

Our team


SOLSTAR
Team
JC Cunningham
CFO
Fundraising, Entrepreneur
CPA w/ Big Four experience
Dr. Mark Matossian, PhD
Co-founder
Google, Silicon Valley startups,
PhD. in Aerospace Engineering/Satcom
M. Brian Barnett
Founder, CEO
Serial entrepreneur, NASA,
KPMG Consulting,
Top Mobile Satellite Services
salesman in North America;
classically trained rock drummer
Paul Frey
Program/Operations Manager
Google, Terra Bella (now Planet)
Charlie Walker
Space Shuttle Astronaut,
Solstar Advisor
Terra Bella
Connecting Everything in Space, to Everyone on Earth

Space WiFi is Extremely Complicated


YOU MIGHT THINK, "OF COURSE, THERE'S INTERNET ACCESS IN SPACE. WHAT DO THE ASTRONAUTS USE?"
WELL, THEY USE INFRASTRUCTURE PROVIDED BY THE GOVERNMENT, WHICH WILL BE TOTALLY INADEQUATE TO MEET THE BURGEONING DEMAND AS WE BECOME A SPACEFARING CIVILIZATION. THAT'S WHERE SOLSTAR SPACE CO. COMES IN, AND WE HAVE THE DISTINCTION OF FACILITATING THE FIRST COMMERCIAL TWEET FROM ORBIT.

There's a reason why none of the new commercial space companies have developed their own onboard WiFi yet - the technology is really complex. It's not just the functionality of the equipment, but also the calibrations necessary to connect a rapidly-moving rocket to satellites.

No company has the billion-dollar infrastructure of NASA that allows them to easily communicate with Earth. But this technology is massively important for the future of commercial space travel. It will make experiments, planning, and basic travel infinitely easier. As space travel becomes more popular, this communication will be vital to safe, widespread interstellar trips.



This is where our founder, Brian Barnett, comes in. As a 30-year veteran of the commercial space industry who started his career at NASA, he's one of the few people on the planet qualified to lead the charge on this ambitious technology. This photo is of Brian on the Space Shuttle in 1991.

Because there are only a few commercial space companies in the U.S., this experience is crucial to our success. Brian has built the relationships necessary to get in the door with these companies -- plus the technical expertise to deliver on those relationships.

Let's Connect Earth to Space Together

Dear Investors,

We at Solstar are very enthused to offer this opportunity to raise further investment on Wefunder. We had a successful raise in 2018-2019, and we have made tremendous progress because of your investment. With your generous support, in 2019 we achieved many of the goals we set out to accomplish. We filled in our management team, we continued to grow our business relationships with NASA, suppliers, and commercial space customers, we had a very extensive social media and marketing campaign, and we extended our market presence internationally. Recently, we have had an overwhelming number of requests from people like you who share our vision, and want to be a part of our journey to build a Space Wide Web. So, we have decided to pursue another raise.

We are at an inflection point in the history of commercial space industry. Billions of dollars or private investment are flowing into the commercial space industry because of the vast opportunities to develop space resources. To do this, communications is key. That is why Solstar is leading the effort to provide commercial space communications, and there is no other company with the experience, know-how, and international network to make this happen.

I, like many of you, have dreamed of being an astronaut since I was a boy watching the Apollo moon landings on black and white TV with my Mom and Dad. Well, I have done my best to follow my dream. I began trying to get a job at NASA starting in college. This was during the space shuttle days in the 1980s, and I wanted to be a commercial astronaut at NASA when this idea was just happening. During spring break my senior year, I went to see Deke Slayton, one of the original Mercury astronauts (The Right Stuff) who had his own rocket company at that time. His small company was not needing people, but he was so gracious and made some calls to his comrades at NASA Houston that day. No jobs to be had in Houston that trip.

Then I moved to Huntsville, Alabama not knowing anyone, but with a graduate scholarship in hand and the will to find a NASA job. I was really feeling discouraged-- I needed to somehow get on base to interview at NASA but knew nobody there. So, one day, I called Deke Slayton back in Houston from a payphone in the university library. I asked him if he had any friends at NASA Marshall Space Flight Center (MFSC) that I could call to at least get on base and start a dialogue. He gave me a couple of managers' names, so I got on the phone and called them and was able to score some interviews. Five months later, I received that most beautiful call from Jim Downey at the Payload Projects Office welcoming me aboard at NASA. That was one of the best days of my life! I am forever grateful to Deke Slayton and Jim Downey! Rest in peace, both of you.

My first day at NASA was January 5, 1987, and I will always remember that day. I finally was given my big break.

Solstar Space Company represents a culmination of my 30-year career at NASA, the mobile satellite services industry, and in the commercial space industry. Because of that experience, I think I'm the most qualified person on the planet to make the Solstar vision happen.

In November last year, Solstar Space Company's Schmitt Space Communicator was accessioned into the Smithsonian's National Air and Space Museum's collection. Dr. Martin Collins, curator of the museum's civilian application satellites collection, presented us with the official deed of gift accepting the donation in Washington, D.C. I'm proud of our accomplishments so far, but know we have a long way to go and with your help, we can make this happen.

Thank you for taking the time to

evaluate the Solstar investment opportunity and for having the confidence in me and our team. I can assure you that if you invest, this will be an exciting ride as we help create commercial communications for the commercial space industry of the future together.

Very Truly Yours,



M. Brian Barnett

President and CEO


SOLSTAR

Solstar Space Company CEO M. Brian Barnett

Our Progress So Far



July 2018, after our second successful test flight with Blue Origin (photo courtesy of Blue Origin)

We have proven our technology on three successful spaceflights. With a successful Wefunder raise, we'll dedicate most of the investment dollars to the product development of our software app, small satellite space communicators, flight communicators, and routers for space agencies and commercial space stations and spacecraft. We'll also be able to increase our sales and marketing efforts, allowing us to open more accounts with more commercial space companies.



Solstar CEO M. Brian Barnett with former NASA Astronaut and namesake of the Schmitt Space Communicator, Harrison 'Jack' Schmitt (Photo credit: Albuquerque Journal)

We're at a Unique Time in Commercial Space Travel

Solstar wouldn't have been possible even 10 years ago. But with the rise of private commercial space companies like Blue Origin, Space X, and Virgin Galactic, there's a new need for specialized services within space travel. As a service company, our revenue model will be either wholesale contracts or charging by usage, similar to the WiFi services provided on airplanes. This way, we'll be able to work with multiple contracts and bring in consistent recurring revenue.


Solstar Total Addressable Market (TAM)
Space-to-Space Communications/Space IOT Market
NASA
International Space Agencies
Commercial Space Stations
Solstar

Investor Q&A

– COLLAPSE ALL

What does your company do?

As more and more people and things are flown into outer space, astronauts need to be able to communicate to Earth in a modern and convenient manner using smartphones and computers. Likewise, as more people on Earth fly more things like experiments, small satellites, and machines into space, they need a way to monitor their space-based assets real-time from their handheld devices. Space makes the spaceflight communications experience as seamless and secure as possible.

Where will your company be in 5 years?

Solstar aims to be the Internet Service Provider (ISP) of choice in Earth Orbit and beyond. Our purpose is to make communication, experiments, and travel easier. We aim to prove our effectiveness to NASA and multiple commercial space companies to build Solstar into an internationally recognized brand that will be an attractive acquisition for the rapidly-growing private space race.

Why did you choose this idea?

The commercial space industry is growing, and while other companies are focusing on building spacecraft, we identified a gap in the market for secure space communications. We want to satisfy our customer's needs by providing them with reliable connections to people and their valuable assets in space from take off to landing.

What is Solstar?

Solstar is revolutionizing the way we communicate in space by bringing commercial WiFi to payloads and people in space for the first time. In essence, we are helping space-based assets like satellites and commercial manned spacecraft better communicate with people and sites on Earth through satellites. The commercial space industry lacks a simple space-to-ground communications solution, and everything has traditionally been government based. So NASA is turning to the commercial industry to provide solutions. Solstar's solution is a high-speed, reliable, and easy to use space communications platform leveraging existing billion-dollar commercial satellite communications networks.
We have proven our technology on three spaceflights in partnership with NASA, sending the first commercial Tweet from space; a huge milestone in commercial space history (our Schmitt Space Communicator is now at the Smithsonian's Air & Space Museum!). All we have to do now is scale to meet the needs of our customers in this rapidly developing industry.

How did your company begin?

Solstar was created to meet this new need in space communications. More commercial payloads are flying in space today than ever before. They lack effective communications in flight and in space to the ground. We are providing that. We are bringing commercial access for the Internet Of Things to spaceflight. Solstar is the culmination of a 30-year professional career. CEO M. Brian Barnett started and built companies in the commercial satellite communications market for 21 years. He started his first satellite communications company in 1999 (Satwest). The company was one of the first to specialize in providing internet communications for commercial and government aircraft, including NATO and Fortune 500 companies. This led to developing the technology to provide communications to people and things in space. Solstar Space Company was founded in 2017 to meet a new market developing for this service. And we've already had major success. People who are flying experiments in space are excited about using our service. There is particular interest in our WiFi and Bluetooth from the younger generation of payloaders who represent the part of our customer base that will drive our revenues. We are also in a good position to ride the growth of space tourism. Commercial rocket companies have announced publicly they plan to fly the first people into space very soon, as soon as this year. Solstar is very well positioned to service that market.

Why is there an immediate need for this?

First of all, NASA is getting out of the satellite communications business as their TDRSS satellites are retired. NASA has announced they will not build any more government satellites and are looking to the private sector to provide communications going forward. This is very similar to how they contracted with commercial rocket companies to replace the Space Shuttle. NASA is now turning to acquire commercial satellite communications services from companies like Solstar. We already have customers and successful test flights in hand. There is an immediate and growing need for our services. More commercial payloads are flying in space today than ever before and even more are scheduled to fly. Nearly all of them need our service. Government payloads use government communications assets. Commercial assets need their own networks to meet IOT demand, cyber security, IP concerns, data rates, and more. Solstar is a lot more accessible for commercial customers on the ground and we're at an economical price for the first time ever. We're first to market. We also believe individuals going to space will want to communicate back to people on Earth in real time. We know there are more and more commercial uses of the international space station and they want to be able to communicate back to earth as well as other commercial assets that are going to be in space. Suborbital flights need communications in flight too. Developing those markets and letting them know there is an alternative to existing communication means, which are fairly restrictive and limited, is going to be an important part of this whole sales and marketing activity.

Why is it so difficult for a commercial space company to develop wifi technology on their own?

They are focused on their goals, flying into space safely and back. They are experts at this. We are experts in space communications and have spent over a decade developing the underlying technology to provide the services. Our customers have satellites and payloads, which are flying anywhere from 3,000 to 17,000 miles an hour at 500 miles to 22,000 miles up. You have to figure out how to connect two spacecraft, to provide internet-based services and telephone service. That is very, very difficult to make happen. There is definitely some rocket science involved. But that is what Solstar does using our proprietary technology.

Why is this the problem you decided to solve?

NASA's TDRS communications satellites are aging and are being retired. Therefore, NASA is in the process of transitioning to use commercial satellite services. Solstar is in the prime position to provide these services to NASA and University, International, and commercial customers. Solstar Space Company is meeting a market need. It's true rocket science at the cutting edge of the new frontier.

Why do you see the biggest opportunity here in internet access as opposed to the variety of moving pieces that have to come together for commercial space?

Where others are focused on building the rockets, literally investing billions, we in turn are focused on the niche of providing communications for their payloads and passengers. Space is the cutting edge of technology, and in turn it is the cutting edge in terms of application of the Internet of Things to payloads and data for communications. More data will be coming from space than ever before and the bulk of this is commercial. It is a gap in the market that we intend to fill.

How are you able to simulate the service on the ground?

We flew two successful test flights on Blue Origin's New Shepard launch vehicle from their West Texas Launch Site. It worked beautifully. We sent the first Tweet from space over commercial infrastructure via our WiFi in April 2018 and repeated the test successfully in July 2018. To be successful in the space industry, you must conduct simulations on the ground before you fly into space. This is what I used to do at NASA when I worked in astronaut crew training and operations. We must have gone through 50 simulations on the ground in order to make our 2018 flights successful.

How do you make money?

Solstar is part internet service provider and part aerospace company. We're a service company, so we charge for airtime and data; we have a subscription-based revenue model. We'll do it in a couple different ways. One is similar to when you're flying on airplanes and you pay for WiFi service during your flight. Solstar will charge the customer for use of our hotspot in space. Most of our customers will be on Earth, who will use our apps to gain access to their space-based assets for a fee. We can't yet disclose what we'd charge a specific customer like passengers or equipment on a private rocket. We'll either charge you by the flight or by how much data you use over a month.

How expensive is internet in space?

The market will set the price. There are many variables that go into pricing. What we can say is that we provide premium services at the highest level of customer service.

What about potential competition? How quickly could someone catch up to you and decide to provide this very same service?

Good ideas always attract competition. But Solstar knows how to complete and we believe in our business model. In fact, our main competitor closed its doors in late 2019 because their business model was way too expensive to work. We predicted that would likely happen. We have our intellectual property and successful test flights under our belt. Barriers to entry are time and effort- Solstar's management team has been in the mobile satellite services industry for more than 20 years. We've already put that in and understand what is needed next. Our technology is already proven in space. None of our competitors have done anything like this yet. However, we take nothing for granted and we aim to compete fiercely.

What is your company's sales cycle?

Sales cycles in the traditional aerospace industry can be pretty long. Fortunately for us, we already have customers, that we have developed over many years, which can help to shorten that sales cycle going forward. For instance, we have been awarded a Space Act Agreement with NASA where they've paid our transportation costs to space for three space flights. That allows us to work with existing launch companies.
The other really important point here is that the billions of dollars of private money coming into the commercial space market is creating fast-developing opportunities and we are right there with them to meet their needs.

What is the status of the overall commercial space industry?

We're at the very beginning of a rapid growth in the commercial space industry. The commercial space industry today generates over $300 billion in annual revenues, and it is continuing to grow with this new segment of the industry. Our technology can be used here and in the larger industry itself. We are still exploring the implications.
Companies like Solstar will succeed even during a pandemic because space development and exploration are good for all humankind. The pandemic is showing that science-based solutions are imperative to solving societal problems that cross borders, and are key to assuring our planet is sustainable. During pandemics, we need leaders to pull us through challenging times and bring us to better things on the other side. Solstar is one of those leading companies.

What could potentially go wrong that worries you the most?

It is literal rocket science. We need to ensure that our technology works flawlessly and supports our customers when they most need it. My concern is that the market will grow so fast we can't keep up. We need resources to grow the team to meet the potential demand.

Why are you uniquely capable of making this business a success?

We have an experienced team. There are many areas of what we are doing that requires a specific batch of experience. Our management team covers all those bases. We set really important and challenging milestones, and we achieve those. We know what needs to be done and can do it. Then we have young people that are coming on board. We're getting interest from young people who want to be a part of building the business. Now we just need the resources.

What are you raising money for?

In a broad sense, these funds will be for sales and product development. The funds will enable us to create and close deals, and to make critical advancements to our software apps and our space communicator products for suborbital and orbital applications. It's all sales, product development, and filling out our management team.

Financials

Solstar Space Company has financial statements ending December 31 2019. Our cash in hand is $10,509.33, as of May 2020. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $20,000/month.

At a Glance

January 1 to December 31

$0	-$274,699	$12 [100%]
Revenue	Net Loss	Short Term Debt

$431,460	$10,509
Raised in 2019	Cash on Hand As of 05/ 1/20

INCOME BALANCE NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Solstar Space Company is pioneering the technology to create a 'space wide web'. We enable 24/7 secure, economical, convenient, two-way, internet-based communications with every "thing" in space that incorporates our satellite transceivers. Solstar's two-way data communications also enable earth-based customers 24/7 direct access to experiments, SmallSats, machines, and colleagues located in space, via their smartphones, or any other internet-connected device.

Solstar aims to be the ISP of choice in Earth Orbit and beyond. Our purpose is to make communication, experiments, and travel easier. We aim to prove our effectiveness to multiple commercial space companies to build Solstar into an internationally recognized brand that will be an attractive acquisition for the rapidly-growing private space race.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future if any.

Milestones

Solstar Space Company was incorporated in the State of Delaware in March 2017. Any patents will be held by the company.

Since then, we have achieved the following:

- Solstar wins Top Award in
  Mobile Satellite Industry for 2020 by the Mobile Satellite Users Association (MSUA) Chairman's Award for Innovation

- Space News, the space industry's leading newspaper, ranked Solstar as one of their top 20 Space Industry predictions for 2020

- Ranked highest of all its competitors by a third-party equity crowdfunding analyst organization (late 2019)

- Schmitt Space Communicator Accessioned to Smithsonian Air & Space Museum (March 2020)

- Signed a Space Act Agreement with NASA to test our internet and wi-fi technologies in space.

- Solstar's technology has been proven on three spaceflights sending the first commercial text and commercial Tweet from space.

- In 2017, Solstar was competitively selected to receive a small business Phase I contract with NASA to develop a preliminary design for a commercial router on the International Space Station.

- Our technology enables 24/7 secure, economical, convenient, two-way, internet-based communications with every "thing" in space.

- Solstar Space Company harnesses the power of the very best existing infrastructure to facilitate constant communication with space assets.

- The founder has 30+ years of experience in the commercial space industry, starting his career with 6 years at NASA 1987-1993.

- Proprietary technology.

Historical Results of Operations

Our company was organized in March 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0 compared to the year ended December 31, 2018, when the Company had revenues of $0. Our gross margin was negative in both fiscal year 2019 and fiscal year 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $24,269, including $24,269 in cash. As of December 31, 2018, the Company had $81,010 in total assets, including $33 in cash.

- *Net Loss.* The Company has had net losses of $274,699 and net losses of $144,620 for the fiscal years ended December 31, 2019, and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $451,343 for the fiscal year ended December 31, 2019, and $233,385 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To date, the company has been financed with $10,000 in debt, $6,000 in equity, and $120,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Solstar Space Company cash in hand is $10,509.33, as of May 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $20,000/month, for an average burn rate of $20,000 per month. Our intent is to be profitable in 12 months.

No material changes or trends in our finances or operations have occurred since December 31, 2019

Over the next 3-6 months our revenues and expenses are expected (but not guaranteed) to rise as we win government and commercial contracts and government grants. We hope to begin generating revenue by 2021, and believe we need a minimum of $100k - $200k to reach that point.

During the calendar year 2020, we are planning to raise additional capital from outside investors. The founder can also continue to contribute capital to the business to fund short-term operations.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: N/A

Gross Margin: N/A

Return on Assets: -1,132%

Earnings per Share: -$0.04

Revenue per Employee: $0

Cash to Assets: 100%

Revenue to Receivables: ~

Debt Ratio: 1,860%

Reviewed Financial Statements- Solstar Space Company. 1 .pdf

Risks

1. The commercial spaceflight industry is in its early stages. A spacecraft accident resulting in the death of a paying commercial customer too early after commercial flights have begun could have negative impact on Solstar's ability to sell its services. The federal government may stop commercial flights while the accident is investigated.

2. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

3. Not all proposals to NASA and the DoD will convert into contracts. The company has already made proposals that have been and have not been converted into contracts.

4. Changes in political climate can have impacts on the space industry and funding. These factors may be outside of the company's control but affect it's operations. As up to 60% of Solstars early revenues will come from budget contracts, government budgets may have a large affect on their business.

5. The company's success depends on the efforts of a small management team, namely the founder. The loss of services of him may have an adverse effect on the company. There can be no assurance that the company will be successful in attracting and retaining other personnel they require to successfully grow our business.

6. The company relies heavily on their technology and intellectual property, but may be unable to adequately or cost-effectively protect or enforce their intellectual property rights, thereby weakening their competitive position and increasing operating costs.

7. The Company may face competition with respect to our key products that we seek to develop or commercialize in the future. These competitors may also in the future compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

8. The Company's business model is dependent on relationships with other companies and organizations without the space industry. Should those relationships be damaged or removed entirely, the company could have difficulty generating revenue and ultimately operating.

9. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
M. Brian Barnett	CEO @ Solstar Space Company.	2017

Officers

OFFICER	TITLE	JOINED
M. Brian Barnett	CEO	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
M. Brian Barnett	6,400,000 Common stock	86.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$111,911	SAFE
01/2019	$331,460	SAFE
06/2018	$5,000	Convertible Note
06/2018	$5,000	Convertible Note
09/2019	$100,000	Convertible Note
08/2017	$10,000	Convertible Note
07/2017	$46,000	Priced Round
05/2017	$10,000	Loan

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
06/01/2018	$5,000	3.0%	0.0%	None	06/01/2020
09/19/2019	$100,000	3.0%	0.0%	None	09/21/2022

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
SolStar Energy Devices LLC.	05/01/2017	$10,000	$5,248	0.0%		Yes

Related Party Transactions

The Company has an operating lease with Regus for its office located in Santa Fe, New Mexico. The lease was entered by a related party, SolStar Energy Devices LLC., and the payments were assumed by The Company. SolStar Energy Devices LLC., is an entity that is wholly owned by The Company's CEO, M. Brian Barnett. The lease was entered into in August 2018, renewed on August 10, 2019 and expires in August 2020. The total amount of rent due in 2020 is $1,512.

Name	Solstar Energy Devices LLC
Amount Invested	$10,000
Transaction type	Loan
Issued	05/01/2017
Outstanding principal plus interest	$5,248 as of 05/2020
Interest	0.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Company owed by M. Brian Barnett

This is a related party loan with SolStar Energy Devices LLC, a company owned wholly by Solstar Space Company's CEO, M. Brian Barnett. This loan has increased in principal balance since it was originally issued, and has no formal terms. It is expected to be repaid as Solstar Space Company becomes profitable.

Use of Funds

$50,000	85% -- Product Development of our software app (charlie app), small sat space communicators, flight communicator, space station router 8.5% -- Fundraising related expenses 6.5% -- Wefunder Intermediary Fee
$535,000	65% -- Product Development of our software app (charlie app), small sat space communicators, flight communicator, space station router 20% -- Sales and marketing 8.5% -- Fundraising related expenses 6.5% -- Wefunder Intermediary Fee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	7,360,000	Yes

The Funding Portal

Solstar Space Company is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC. CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.